UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Brooge Energy Limited Announces Settlement with the SEC

December 22, 2023 –As an update to our prior disclosures, without admitting or denying any violation or wrongdoing, Brooge Energy Limited (the “Company”) has reached a settlement with the U.S. Securities and Exchange Commission (“SEC”) related to alleged fraudulent accounting and offering conduct by the Company and two former officers. Pursuant to the SEC administrative order, which was entered today, and which centers on financial statements that have since been restated by the Company, the Company will pay a civil money penalty in the amount of $5,000,000. The Company also agreed to cease and desist from committing or causing any violations and any future violations of certain provisions under the Securities Act of 1933 and the Securities Exchange Act of 1934. Two former officers of the Company resolved related SEC charges without admitting or denying the SEC’s findings.

The administrative order entered today resolves the SEC’s proceedings related to the alleged historical wrongdoing by the Company. In approving the order, the SEC considered “remedial acts undertaken by” the Company “and cooperation afforded to the Commission staff.” The administrative order reflecting the settlement is available at 33-11260.pdf (sec.gov).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: December 22, 2023	By:	/s/ Paul Ditchburn
		Name:	Paul Ditchburn
		Title:	Chief Financial Officer

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